September 25, 2024

James C. Malone
Chief Financial Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, California 90017

       Re: Consensus Cloud Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-40750
Dear James C. Malone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Vithya Aubee